UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

OFFSHORE GROUP INVESTMENT LIMITED

(Issuer)

DRAGONQUEST HOLDINGS COMPANY

EMERALD DRILLER COMPANY

P2020 RIG CO.

P2021 RIG CO.

PT. VANTAGE DRILLING COMPANY INDONESIA

SAPPHIRE DRILLER COMPANY

VANTAGE DEEPWATER COMPANY

VANTAGE DEEPWATER DRILLING, INC.

VANTAGE DELAWARE HOLDINGS, LLC

VANTAGE DRILLER I CO

VANTAGE DRILLER II CO

VANTAGE DRILLER III CO

VANTAGE DRILLER IV CO.

VANTAGE DRILLER VI CO.

VANTAGE DRILLER ROCO S.R.L.

VANTAGE DRILLING AFRICA

VANTAGE DRILLING LABUAN I LTD.

VANTAGE DRILLING (MALAYSIA) I SDN. BHD.

VANTAGE DRILLING NETHERLANDS B.V.

VANTAGE ENERGY SERVICES, INC.

VANTAGE HOLDING HUNGARY KFT.

VANTAGE HOLDINGS CYPRUS ODC LIMITED

VANTAGE HOLDINGS MALAYSIA I CO.

VANTAGE INTERNATIONAL MANAGEMENT CO.

VANTAGE INTERNATIONAL MANAGEMENT COMPANY PTE. LTD.

(Guarantors)

(Name of Applicants)

777 Post Oak Boulevard, Suite 800

Houston, Texas 77056

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
10% Senior Secured Second Lien Notes due 2020	$76.125 million aggregate principal amount plus additional notes as permitted by the indenture

Approximate date of proposed public offering: As soon as practicable after court approval of a rights offering for such securities pursuant to the Plan of Reorganization.

Name and registered address of agent for service:	With a copy to:

Nicolas Evanoff 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056 (281) 404-4700	Ted S. Waksman Frank R. Adams Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants (as defined herein) hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”), may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment to Form T-3 (the “Amendment”) amends and restates the Application for Qualification of Indentures under the Trust Indenture Act on Form T-3 (File No. 022-29006) (the “Form T-3”) originally filed with the Securities and Exchange Commission on December 2, 2015 and (i) adds an additional guarantors as Applicants, (ii) attaches certain exhibits previously omitted from the Form T-3 (including a form of indenture) and (iii) updates certain itemized information to the Form T-3.

Except as otherwise set forth herein, the information disclosed in the originally filed Form T-3 (including the exhibits filed therewith and incorporated by reference thereto) remains unchanged.

GENERAL

1. General Information.

Offshore Group Investment Limited (the “Company”) is a Cayman Island exempted company with limited liability. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
Dragonquest Holdings Company	Exempted Company	Cayman Islands
Emerald Driller Company	Exempted Company	Cayman Islands
P2020 Rig Co.	Exempted Company	Cayman Islands
P2021 Rig Co.	Exempted Company	Cayman Islands
PT. Vantage Drilling Company Indonesia	Limited Liability Company	Indonesia
Sapphire Driller Company	Exempted Company	Cayman Islands
Vantage Deepwater Company	Exempted Company	Cayman Islands
Vantage Deepwater Drilling, Inc.	Corporation	Delaware
Vantage Delaware Holdings, LLC	Limited Liability Company	Delaware
Vantage Driller I Co	Exempted Company	Cayman Islands
Vantage Driller II Co	Exempted Company	Cayman Islands
Vantage Driller III Co	Exempted Company	Cayman Islands
Vantage Driller IV Co.	Exempted Company	Cayman Islands
Vantage Driller VI Co.	Exempted Company	Cayman Islands
Vantage Driller ROCO S.R.L.	Limited Liability Company	Romania
Vantage Drilling Africa	Exempted Company	Cayman Islands
Vantage Drilling Labuan I LTD.	Labuan Company	Malaysia
Vantage Drilling (Malaysia) I Sdn. Bhd.	Limited Liability Company	Malaysia
Vantage Drilling Netherlands B.V.	Limited Liability Company	Netherlands
Vantage Energy Services, Inc.	Corporation	Delaware
Vantage Holding Hungary Kft.	Limited Liability Company	Hungary
Vantage Holdings Cyprus ODC Limited	Limited Liability Company	Cyprus
Vantage Holdings Malaysia I. Co.	Exempted Company	Cayman Islands
Vantage International Management Co.	Exempted Company	Cayman Islands
Vantage International Management Company Pte. Ltd.	Corporation	Singapore

2. Securities Act Exemption Applicable.

Pursuant to the terms of the Joint Prepackaged Chapter 11 Plan of Offshore Group Investment Limited and its Affiliated Debtors (as amended or supplemented, the “Plan”), under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company has offered, pursuant to a rights offering (the “Rights Offering”) (after approval by the court), to (i) lenders under the Company’s Amended and Restated Term Loan Agreement, dated as of October 25, 2012, as amended, modified or otherwise supplemented from time to time and lenders under the Company’s Second Term Loan Agreement, dated as of March 28, 2013, as amended, modified or otherwise supplemented from time to time, and (ii) holders of the Company’s 7.5% Senior Secured First Lien Notes due 2019 and 7.125% Senior Secured Notes due 2023 (collectively, the “Claim Holders”) subscription rights (the “Subscription Rights”) to acquire each such Claim Holder’s corresponding pro rata share of $75 million aggregate principal amount of the Company’s 10% Senior Secured Second Lien Notes due 2020 (the “New Notes”), to be issued under the indenture to be qualified hereby (the “Indenture”). The New Notes are being offered for a cash purchase price equal to 100% of the principal amount of such New Notes so acquired, as described in “Section XIII — Rights Offering Procedures” of the Disclosure Statement, dated December 2, 2015, which was filed Exhibit T3E.1 to the Form T-3, and is incorporated by reference hereto (the “Disclosure Statement”).

In connection with the Rights Offering, the Company has entered into a backstop agreement with certain Claim Holders (the “Backstop Parties”) pursuant to which the Backstop Parties will purchase any New Notes not subscribed for in the Rights Offering. The Backstop Parties will be paid a premium of $2.25 million, of which $1.125 million will be paid in cash and the remainder will be paid as $1.125 million aggregate principal amount of New Notes (such New Notes to be issued to the Backstop Parties as part of the premium, and such unsubscribed Notes to be purchased by the Backstop Parties, together, the “Backstop Notes”).

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

The issuance of the New Notes in the Rights Offering is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the New Notes to the holders of the indebtedness held by the Claim Holders will satisfy the aforementioned requirements. See “Article VI Summary of the Plan — F. Distributions — 13. Exemption From Securities Laws” of the Plan.

The issuance of the Backstop Notes will not involve a public offering and is exempt from registration under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. See “Article VI Summary of the Plan — F. Distributions — 13. Exemption From Securities Laws” of the Plan.

AFFILIATIONS

3. Affiliates.

The following is a list of affiliates of the Applicants as of the date of this Amendment. Other than Vantage Drilling Company, it is expected that each of the entities listed below will be an affiliate of the Applicants as of the Effective Date as a result of the Plan. In addition, as a result of the Plan, Vantage Drilling Company is expected to receive approximately 12.6% to 16.0% of the New Ordinary Shares. On December 4, 2015, a winding up petition was filed in the Cayman Islands by Wells Fargo, National Association with respect to Vantage Drilling Company commencing an official liquidation proceeding under the laws of the Cayman Islands. Furthermore, in connection therewith, it is expected that all remaining assets of Vantage Drilling Company, including the New Ordinary Shares it is expected to receive as a result of the Plan, will be liquidated and/or distributed to its creditors.

Company Name	Jurisdiction of Formation/ Incorporation	Owner	Percentage
Advantage Drilling ODC Limited	Cyprus	Vantage Holdings Caymans	100%
Cobalt Explorer Company	Cayman Islands	Vantage Holdings Caymans	100%
Cobalt Explorer Holdings Company	Cayman Islands	Vantage Deepwater Holdings Company	100%
Dragonquest Holdings Company	Cayman Islands	Offshore Group Investment Limited	100%
Emerald Driller Company	Cayman Islands	Offshore Group Investment Limited	100%
P2020 Rig Co.	Cayman Islands	Offshore Group Investment Limited	100%
P2021 Rig Co.	Cayman Islands	Offshore Group Investment Limited	100%
Platinum Explorer Company	Cayman Islands	Vantage Holdings Caymans	100%

PT. Vantage Drilling Company Indonesia	Indonesia	Offshore Group Investment Limited	95%
		Tessar Rifianto	5%
Sapphire Driller Company	Cayman Islands	Offshore Group Investment Limited	100%
Titanium Explorer Company	Cayman Islands	Vantage Holdings Caymans	100%
Vantage Angola Holdings Company	Cayman Islands	Vantage Holdings Caymans	100%

Vantage Deepwater Company	Cayman Islands	Offshore Group Investment Limited	100%
Vantage Deepwater Drilling, Inc.	Delaware	Vantage Deepwater Company	100%

Vantage Deepwater Holdings Company	Cayman Islands	Vantage Drilling Company	100%

Vantage Delaware Holdings LLC	Delaware	Offshore Group Investment Limited	100%
Vantage Driller I Co	Cayman Islands	Vantage Drilling Company	100%
Vantage Driller II Co	Cayman Islands	Vantage Drilling Company	100%
Vantage Driller III Co	Cayman Islands	Offshore Group Investment Limited	100%

Company Name	Jurisdiction of Formation/ Incorporation	Owner	Percentage
Vantage Driller IV Co.	Cayman Islands	Vantage Drilling Company	100%
Vantage Driller V Co.	Cayman Islands	Vantage Drilling Company	100%
Vantage Driller VI Co.	Cayman Islands	Offshore Group Investment Limited	100%
Vantage Driller ROCO S.R.L.	Romania	Vantage Holdings Cyprus ODC Limited	100%
Vantage Drilling Company (1)	Cayman Islands	F3 Capital	32.9%
		FMR LLC	14.0%
		Anchorage Capital Group, L.L.C.	9.3%
Vantage Drilling Africa	Cayman Islands	Offshore Group Investment Limited	100%
Vantage Drilling de Mexico, S. de R.L. de C.V.	Mexico	Vantage Driller V Co.	99%
		Vantage Holdings Caymans	1%
Vantage Drilling do Brasil Servicios de Petroleo Ltda.	Brazil	Vantage Driller V Co.	99%
		Vantage Holdings Caymans	1%
Vantage Drilling Labuan I Ltd.	Malaysia	Vantage Holdings Malaysia I Co.	100%
Vantage Drilling (Malaysia) I Sdn. Bhd.	Malaysia	Vantage Holdings Malaysia I Co.	100%
Vantage Drilling Netherlands B.V.	The Netherlands	Vantage Holding Hungary Kft.	100%
Vantage Energy Services, Inc.	Delaware	Vantage Drilling Company	100%
Vantage Holding Hungary Kft.	Hungary	Vantage Drilling Company	100%
Vantage Holdings Caymans	Cayman Islands	Vantage Drilling Company	100%
Vantage Holdings Cyprus ODC Ltd.	Cyprus	Offshore Group Investment Limited	99.97%
		Dragonquest Holdings Company	0.03%
Vantage Holdings Malaysia I Co.	Cayman Islands	Offshore Group Investment Limited	100%
Vantage International Management Co.	Cayman Islands	Offshore Group Investment Limited	100%
Vantage International Management Company Pte. Ltd.	Singapore	Vantage Drilling Company	100%
Vantage International Payroll Co.	Cayman Islands	Vantage Drilling Company	100%
Vantage Luxembourg I SARL	Luxembourg	Vantage Holding Hungary Kft.	100%
Vantage Nigeria Holding Co.	Cayman Islands	Vantage Holdings Caymans	100%
Vantage Project Holdings Company	Cayman Islands	Vantage Drilling Company	100%

Except as otherwise disclosed above, the Company expects all of these entities to exist upon consummation of the Plan, in the ownership structure shown above. Additional entities may be formed in connection with the consummation of the Plan or thereafter.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

(a) The following tables list the names and offices held by all directors and executive officers of each of the Applicants as of the date of this Amendment. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Offshore Group Investment Limited, 777 Post Oak Boulevard, Suite 800, Houston, TX 77056.

The Company

The directors and executive officers of the Company are the following individuals.

Name	Office
Paul A. Bragg	Chief Executive Officer, Chairman and Director (Principal executive officer)
Douglas G. Smith	Chief Financial Officer and Treasurer (Principal financial and accounting officer)
Douglas W. Halkett	Chief Operating Officer
Edward G. Brantley	Chief Accounting Officer
Christopher G. DeClaire	Chief Administrative Officer
Michel R.C. Derbyshire	Vice President – Marketing
William Thomson	Vice President – Engineering & Construction
Linda Ibrahim	Vice President of Tax & Governmental Compliance
Nicolas Evanoff	Vice President, Secretary and General Counsel
Steven M. Bradshaw	Director
Robert Grantham	Director
Marcelo D. Guiscardo	Director
Duke R. Ligon	Director
John C.G. O’Leary	Director
Ong Tian Khiam	Director
Steinar Thomassen	Director

The Guarantors

The directors and executive officers of Dragonquest Holdings Company are the following individuals.

Name	Office
Paul A. Bragg	Chief Executive Officer and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
William Thomson	Vice President

The directors and executive officers of Emerald Driller Company are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President

The directors and executive officers of P2020 Rig Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President

The directors and executive officers of P2021 Rig Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President

The directors and executive officers of PT. Vantage Drilling Company Indonesia are the following individuals. The mailing address for each of the individuals listed in the table below is: Graha Mampang Bldg., 5th Floor, J1. Mampang Prapatan Raya No. 100, Kec. Pancoran, Jakarta Selatan, Indonesia.

Name	Office
James W. Young	Commissioner
Guy Dawson-Smith	President Director
Alisdair H. Semple	Director
Haji Setiantoro	Director
David Tait	Director

The directors and executive officers of Sapphire Driller Company are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President

The directors and executive officers of Vantage Deepwater Company are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Chief Operating Officer
William Thomson	Vice President

The directors and executive officers of Vantage Deepwater Drilling, Inc. are the following individuals.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President

The directors and executive officers of Vantage Delaware Holdings, LLC are the following individuals.

Name	Office
Paul A. Bragg	President
Douglas G. Smith	Treasurer and Vice President
Christopher G. DeClaire	Secretary and Vice President

The directors and executive officers of Vantage Driller I Co are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President

The directors and executive officers of Vantage Driller II Co are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Director
William Thomson	Vice President

The directors and executive officers of Vantage Driller III Co are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Chief Operating Officer
David Tait	Vice President
William Thomson	Vice President

The directors and executive officers of Vantage Driller IV Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President

The directors and executive officers of Vantage Driller VI Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President

The directors and executive officers of Vantage Driller ROCO S.R.L. are the following individuals.

Name	Office
Ronald J. Nelson	Director
Georgiana Vasile	Director

The directors and executive officers of Vantage Drilling Africa are the following individuals.

Name	Office
Paul A. Bragg	Chief Executive Officer and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
William Thomson	Vice President

The directors and executive officers of Vantage Drilling Labuan I LTD are the following individuals. The mailing address for each of the individuals listed in the table below is: Tiara Labuan, Jalan Tanjung Batu, 87000 F.T. Labuan, Malaysia.

Name	Office
Limited Island Services	Secretary
Ronald J. Nelson	Director

The directors and executive officers of Vantage Drilling (Malaysia) I Sdn. Bhd. are the following individuals. The mailing address for each of the individuals listed in the table below is: Business Suite 19A-19-3, Level 25, Wisma UOA Centre, 19 Jalan Pinang, Kuala Lumpur, Malaysia 50450.

Name	Office
Sally Ng	Secretary
Chan Hooi Li Celine	Director
Ronald J. Nelson	Director
Chin Nan Soh	Director

The directors and executive officers of Vantage Drilling Netherlands B.V. are the following individuals. The mailing address for each of the individuals listed in the table below is: 1076 AZ Amsterdam, Locatellikade 1, Netherlands.

Name	Office
Myrthe Marie Louise Gortzen	Managing Director B
Linda Ibrahim	Managing Director A
Joost M. van der Eerden	Managing Director B

The directors and executive officers of Vantage Energy Services, Inc. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Vice President, Secretary and Director
Marcelo D. Guiscardo	Director
John C.G. O’Leary	Director

The directors and executive officers of Vantage Holding Hungary Kft. are the following individuals. The mailing address for each of the individuals listed in the table below is: Wesselenyi utca, 16, Budapest, Hungary H-1077.

Name	Office
Krisztina Zsuzsanna Tothne Balogh	Managing Director
Linda Ibrahim	Managing Director

The directors and executive officers of Vantage Holdings Cyprus ODC Limited are the following individuals. The mailing address for each of the individuals listed in the table below is: c/o Offshore Group Investment Limited, Diagoru 2, ERA HOUSE, 10th Floor, Nicosia, Cyprus 1097.

Name	Office
Omniserve Ltd.	Secretary
Ronald J. Nelson	Director
Omnium Corporate and Trustee Services, Limited	Director
Omnium Services, Limited	Director
Sansovino Limited	Director

The directors and executive officers of Vantage Holdings Malaysia I Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
David Tait	Vice President

The directors and executive officers of Vantage International Management Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President

The directors and executive officers of Vantage International Management Company Pte. Ltd. are the following individuals. The mailing address for each of the individuals listed in the table below is: 1 Jalan Kilang Timor, #07-01, Pacific Tech Centre, Singapore 159303.

Name	Office
Lynn Wan Tiew Leng	Secretary
Guy Dawson-Smith	Director
Ronald J. Nelson	Director
Douglas G. Smith	Director
David Tait	Director

(b)	The following tables list those individuals that are proposed to serve as directors and officers of each of the Applicants as of the Effective Date, in accordance with the Plan. Following the Effective Date, it is expected that, with respect to each of the Applicants organized under the laws of the Cayman Islands (including, for the avoidance of doubt, the Company), two additional directors (one of whom shall be an independent director) shall be chosen by (a) certain of the Company’s existing creditors if the selection occurs before the Effective Date, or (b) a majority of the non-employee Directors in consultation with certain of the Company’s existing creditors if the selection occurs after the Effective Date. The mailing address for each of the individuals set forth below is expected to be the same as for the entities set forth in Item 4(b) above.

(1)	As disclosed in the Plan, the new directors of the Company are expected to be chosen by certain of the Company’s existing creditors; provided, however, that it is expected that one of the board members so designated shall be Paul A. Bragg, who is expected to continue in office as Chief Executive Officer of the Company.

The Company

The directors and executive officers of the Company are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer and Director (Principal executive officer)
Douglas G. Smith	Chief Financial Officer and Treasurer (Principal financial and accounting officer)
Douglas W. Halkett	Chief Operating Officer
Edward G. Brantley	Chief Accounting Officer
Christopher G. DeClaire	Chief Administrative Officer
Michel R.C. Derbyshire	Vice President – Marketing
William Thomson	Vice President – Technical Services, Supply Chain and Projects
Linda Ibrahim	Vice President of Tax & Governmental Compliance
Nicolas Evanoff	Vice President, Secretary and General Counsel
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

(2)	As disclosed in the Plan, the directors of each of the Guarantors listed further below are expected to be chosen by the new board of the Company; provided, however, that it is expected that one of the board members so designated for each of the Guarantors organized under the laws of the Cayman Islands shall be Paul A. Bragg.

The Guarantors

The directors and executive officers of Dragonquest Holdings Company are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Emerald Driller Company are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of P2020 Rig Co. are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of P2021 Rig Co. are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of PT. Vantage Drilling Company Indonesia are expected to be the following individuals as of the Effective Date.

Name	Office
James W. Young	Commissioner
Guy Dawson-Smith	President Director
Alisdair H. Semple	Director
Haji Setiantoro	Director
David Tait	Director

The directors and executive officers of Sapphire Driller Company are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage Deepwater Company are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Chief Operating Officer
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage Deepwater Drilling, Inc. are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President

The directors and executive officers of Vantage Delaware Holdings, LLC are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	President
Douglas G. Smith	Treasurer and Vice President
Christopher G. DeClaire	Secretary and Vice President

The directors and executive officers of Vantage Driller I Co are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage Driller II Co are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Director
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage Driller III Co are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Chief Operating Officer
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage Driller IV Co. are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage Driller VI Co. are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage ROCO S.R.L. are expected to be the following individuals as of the Effective Date.

Name	Office
Ronald J. Nelson	Director
Georgiana Vasile	Director

The directors and executive officers of Vantage Drilling Africa are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage Drilling Labuan I Ltd. are expected to be the following individuals as of the Effective Date.

Name	Office
Limited Island Services	Secretary
Ronald J. Nelson	Director

The directors and executive officers of Vantage Drilling (Malaysia) I Sdn. Bhd. are expected to be the following individuals as of the Effective Date.

Name	Office
Sally Ng	Secretary
Chan Hooi Li Celine	Director
Ronald J. Nelson	Director
Chin Nan Soh	Director

The directors and executive officers of Vantage Drilling Netherlands B.V. are expected to be the following individuals as of the Effective Date.

Name	Office
Myrthe Marie Louise Gortzen	Managing Director B
Linda Ibrahim	Managing Director A
Joost M. van der Eerden	Managing Director B

The directors and executive officers of Vantage Energy Services, Inc. are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Vice President, Secretary and Director
Marcelo D. Guiscardo	Director
John C.G. O’Leary	Director

The directors and executive officers of Vantage Holding Hungary, Kft. are expected to be the following individuals as of the Effective Date.

Name	Office
Krisztina Zsuzsanna Tothne Balogh	Managing Director
Linda Ibrahim	Managing Director

The directors and executive officers of Vantage Holdings Cyprus ODC Limited are expected to be the following individuals as of the Effective Date.

Name	Office
Omniserve Ltd.	Secretary
Ronald J. Nelson	Director
Omnium Corporate and Trustee Services, Limited	Director
Omnium Services, Limited	Director
Sansovino Limited	Director

The directors and executive officers of Vantage Holdings Malaysia I Co. are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chairman of the Board, Chief Executive Officer and President
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
David Tait	Vice President

The directors and executive officers of Vantage Holdings Malaysia I Co. are expected to be the following individuals as of the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larsen	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage International Management Co. are expected to be the following individuals following the Effective Date.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director
Douglas G. Smith	Chief Financial Officer and Treasurer
Christopher G. DeClaire	Secretary and Vice President
Douglas W. Halkett	Vice President
David Tait	Vice President
William Thomson	Vice President
Matthew Bonanno	Director
Esa Ikaheimonen	Director
Nils E. Larson	Director
L. Spencer Wells	Director

The directors and executive officers of Vantage International Management Company Pte. Ltd. are expected to be the following individuals as of the Effective Date.

Name	Office
Lynn Wan Tiew Leng	Secretary
Guy Dawson-Smith	Director
Ronald J. Nelson	Director
Douglas G. Smith	Director
David Tait	Director

5. Principal Owners of Voting Securities.

The following tables set forth certain information regarding each person known to the Company to own 10% or more of the voting securities of the Company and each of the Guarantors as of the date of this Amendment.

(1) The Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Drilling Company 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%

In addition, it is expected that Vantage Drilling Company and certain (i) lenders under (x) that certain Amended and Restated Term Loan Agreement, dated as of October 25, 2012 and amended and restated as of November 22, 2013 and (y) that certain Second Term Loan Agreement, dated as of March 28, 2013 and (ii) holders of the Company’s (x) 7.5% Senior Secured First Lien Notes due 2019 and (y) 7.125% Senior Secured First Lien Notes due 2023 may receive 10% or more of a class of the Company’s securities under the terms of the Plan.

The Guarantors

(2) Dragonquest Holdings Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%

(3) Emerald Driller Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%

(4) P2020 Rig Co.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%

(5) P2021 Rig Co.
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%
(6) PT. Vantage Drilling Company Indonesia
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands	Ordinary Shares	1,282,500	95%
(7) Sapphire Driller Company
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%
(8) Vantage Deepwater Company
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%
(9) Vantage Deepwater Drilling, Inc.
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Deepwater Company c/o Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Common Stock	1	100%
(10) Vantage Delaware Holdings, LLC
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Membership Interest	N/A	100%
(11) Vantage Driller I Co
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Drilling Company 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%

(12) Vantage Driller II Co
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Drilling Company 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%
(13) Vantage Driller III Co
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Drilling Company 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%
(14) Vantage Driller IV Co.
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Drilling Company 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%
(15) Vantage Driller VI Co.
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%
(16) Vantage Driller ROCO S.R.L.
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Holdings Cyprus ODC Limited c/o Offshore Group Investment Limited 2 Diagoru Street, Era House, 10th Floor 1097 Nicosia, Cyprus	Shares	325,897,209	100%
(17) Vantage Drilling Africa
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%
(18) Vantage Drilling Labuan I Ltd.
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Holdings Malaysia I. Co. Post Office Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands	Ordinary Shares	50,100	100%

(19) Vantage Drilling (Malaysia) I Sdn. Bhd.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Holdings Malaysia I Co. 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	657,540	100%

(20) Vantage Drilling Netherlands B.V.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Holding Hungary Limited Liability Company Wesselenyi utca, 16, 3. Em Budapest, Hungary H-1077	Ordinary Shares	180	100%

(21) Vantage Energy Services, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Drilling Company 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Common Stock	100	100%

(22) Vantage Holding Hungary Kft.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%

(23) Vantage Holdings Cyprus ODC Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited PO Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands	Ordinary Shares	5,380	99.9%

(24) Vantage Holdings Malaysia I Co.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%

(25) Vantage International Management Co.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%

(26) Vantage International Management Company Pte. Ltd.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Offshore Group Investment Limited PO Box 306GT, Ugland House South Church Street George Town, Grand Cayman, Cayman Islands	Ordinary Shares	500,000	100%

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this Amendment, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this Amendment. Vantage Drilling Company, upon receipt of the New Ordinary Shares in respect of a certain promissory note expected to be issued to Vantage Drilling Company as consideration for certain subsidiaries of Vantage Drilling Company to be acquired by the Company, may be deemed an underwriter and a principal underwriter as defined in the Trust Indenture Act.

(b) There is no proposed principal underwriter for the New Notes that are to be issued in connection with the Indenture that is to be qualified under this Amendment.

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Company and each of the Guarantors as of the date of this Amendment.

(1) The Company

(i) Title of Class	Amount Authorized	Amount Outstanding
7.50% Senior Notes due 2019	$1,150,000,000.00	$1,086,815,000.00
7.125% Senior Notes due 2023	$775,000,000.00	$727,622,000.00
Ordinary Shares, par value of $0.01 per share	50,000,000 shares	1000 shares

(ii) It is expected that, upon consummation of the Plan, the Company’s capital structure shall be comprised of the New Notes, approximately $750 million aggregate principal amount of 1% / 12% Step-up Senior Secured Third Lien Convertible Notes (the “Third Lien Notes”) to be issued on the Effective Date of the Plan and the New Ordinary Shares to be issued, inter alia, to certain of the Company’s existing creditors.

The Guarantors

(2) Dragonquest Holdings Company

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share

(3) Emerald Driller Company

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share

(4) P2020 Rig Co.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share

(5) P2021 Rig Co.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share

(6)	PT. Vantage Drilling Company Indonesia
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(7)	Sapphire Drilling Company
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(8)	Vantage Deepwater Company
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(9)	Vantage Deepwater Drilling, Inc.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	1,000 shares	100 shares
(10)	Vantage Delaware Holdings, LLC
	Title of Class	Amount Authorized	Amount Outstanding
	Membership Interest	N/A	100%
(11)	Vantage Driller I Co
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(12)	Vantage Driller II Co
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(13)	Vantage Driller II Co
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(14)	Vantage Driller IV Co.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(15)	Vantage Driller VI Co.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share

(16)	Vantage Driller ROCO S.R.L.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	325,897,209 shares	0 shares
(17)	Vantage Drilling Africa
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(18)	Vantage Drilling Labuan I. Ltd.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares	N/A	50,100 shares
(19)	Vantage Drilling (Malaysia) I Snd. Bhd.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of RM1.00 per share	1,000,000 shares	657,540 shares
(20)	Vantage Drilling Netherlands B.V.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of €1.00 per share	90,000 shares	18,000 shares
(21)	Vantage Energy Services, Inc.
	Title of Class	Amount Authorized	Amount Outstanding
	Common Stock, par value of $0.001 per share	100 shares	100 shares
(22)	Vantage Holding Hungary Kft.
	Title of Class	Amount Authorized	Amount Outstanding
	Quota	$15,000.00	$0.00
(23)	Vantage Holdings Cyprus ODC Limited
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	10,000 shares	4,619 shares
(24)	Vantage Holdings Malaysia I Co.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(25)	Vantage International Management Co.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share
(26)	Vantage International Management Company Pte. Ltd.
	Title of Class	Amount Authorized	Amount Outstanding
	Ordinary Shares, par value of $1.00 per share	N/A	$500,000.00

The 7.50% Senior Notes due 2019 and the 7.125% Senior Notes due 2023 are each guaranteed by each of the Guarantors; such notes will be cancelled and discharged pursuant to the Plan. It is also expected that the New Notes and the Third Lien Notes will be guaranteed by each of the Guarantors.

(b) Each holder of Ordinary Shares of the Company, both prior to and subsequent to the Effective Date of the Plan, is entitled to one vote for each such security held on all matters submitted to a vote of securityholders. Holders of New Notes subsequent to the Effective Date will have no voting rights with respect to such New Notes, but upon a conversion of any New Notes into New Ordinary Shares of the Company, will be expected to have voting rights with respect to such New Ordinary Shares.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the Indenture to be entered into among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”) and collateral agent to be entered into and dated on the Effective Date of the Plan. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture, filed as Exhibit T3C.1 herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) failure to pay interest on the New Notes (after a 30-day grace period), (2) failure to pay the principal of, or premium on, the New Notes when due, (3) failure by the Company or any Restricted Subsidiary to timely give notice of redemption and redeem or offer to purchase, purchase and pay for Notes as required by the Indenture or to comply with their obligations under the Indenture in connection with certain merger events or events relating to the sale, transfer or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, (4) failure by the Company or any Restricted Subsidiary to comply with any other covenants or agreements in the Indenture for a period of 45 days after proper notice thereof, (5) certain involuntary or voluntary insolvency and similar events in respect of the Company, any Guarantor or certain Restricted Subsidiaries, (6) default under any mortgage, indenture or instrument evidencing Indebtedness for money borrowed or guaranteed by the Company or any Guarantor, if that default (A) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such indebtedness (a “Payment Default”) or (B) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $30.0 million or more; (7) entry by a court or courts of competent jurisdiction of a final judgment or government fine or penalty (whether by agreement, consent decree, or otherwise) against the Company, any Guarantor, or any Affiliate of the Company (other than Vantage Drilling Company), or entry by the Company, any Guarantor, or any Affiliate of the Company (other than Vantage Drilling Company) into any settlement agreement, consent decree, or similar agreement with respect to any investigations involving, or claims against, such entity, that would individually or in the aggregate, exceed $50.0 million, (8) breaches by the Company or any Guarantor of material representations or warranties or agreements under the Collateral Agreements, or the repudiation of or unenforceability of the Collateral Agreements, and (9) the unenforceability of any Note Guarantee, or the disaffirmance or denial of the obligations thereunder.

If an Event of Default (other than an Event of Default arising from clause (5) listed above) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the New Notes then outstanding may declare all outstanding Notes to be due and payable immediately in cash. If an Event of Default specified in clause (5) above occurs with respect to the Company, all outstanding New Notes shall become due and payable immediately in cash without further action, notice or declaration on the part of the Trustee or any holder.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall transmit to each holder of New Notes notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b) Authentication and Delivery of New Notes; Application of Proceeds.

The Trustee shall authenticate the initial amount of the New Notes upon a written order of the Company signed by two separate officers for original issue. Thereafter, the Trustee shall authenticate additional New Notes in unlimited amount, as and to the extent permitted by the Indenture, upon a written order of the Company signed by two separate officers in aggregate principal amount as specified in such order.

The New Notes may be executed on behalf of the Company by any two Officers. The signature of these Officers on the New Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the New Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Notes. An authenticating agent may authenticate the New Notes whenever the Trustee may do so.

The New Notes shall be issuable only in registered form without coupons in minimum denominations of $1,000 principal amount and any integral multiple of $1,000 thereafter.

(c) Release of Collateral.

Subject to the Second Lien Intercreditor Agreement, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the Indenture, including upon full and final payment of the New Notes, sales or other dispositions of assets in compliance with the covenant entitled “Asset Sales”, upon legal or covenant defeasance, upon release of any Guarantor from its guarantee (with respect to the Guarantor’s assets securing such guarantee), and as provided in the Second Lien Intercreditor Agreement (as defined in the Indenture).

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes hereunder, and the Trustee, upon receipt from the Company of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

(1) either:

(A) all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(B) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material instrument to which the Company or any Guarantor is a party or by which Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and not provided for by the deposit required by clause (1) above; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

(e) Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, a Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company and the Guarantors have kept, observed, performed and fulfilled their obligations under the Indenture and further stating, as to each officer signing such certificate, that to the best of his or her actual knowledge the Company and each Guarantor has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have actual knowledge and what action the Company or a Guarantor is taking or proposes to take with respect thereto) and that to the best of his or her actual knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company or a Guarantor is taking or proposes to take with respect thereto.

The Company shall, so long as any of the New Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

CONTENTS OF AMENDMENT

This Amendment comprises:

(a)	Pages numbered 1 to 34, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.**

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Certificate of Incorporation of Offshore Group Investment Limited (Incorporated by reference to Exhibit 3.3 of the registration statement on Form S-4 (File No. 333-170841))*

Exhibit T3B.1	Amended and Restated Memorandum and Articles of Association of Offshore Group Investment Limited (Incorporated by reference to Exhibit 3.4 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.2	Certificate of Incorporation of Dragonquest Holdings Company (Incorporated by reference to Exhibit 3.33 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3B.2	Memorandum and Articles of Association of Dragonquest Holdings Company (Incorporated by reference to Exhibit 3.34 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3A.3	Certificate of Incorporation of Emerald Driller Company (Incorporated by reference to Exhibit 3.11 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.3	Memorandum and Articles of Association of Emerald Driller Company (Incorporated by reference to Exhibit 3.12 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.4	Certificate of Incorporation of P2020 Rig Co. (Incorporated by reference to Exhibit 3.19 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.4	Amended and Restated Memorandum and Articles of Association of P2020 Rig Co. (Incorporated by reference to Exhibit 3.20 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.5	Certificate of Incorporation of P2021 Rig Co. (Incorporated by reference to Exhibit 3.17 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.5	Amended and Restated Memorandum and Articles of Association of P2021 Rig Co. (Incorporated by reference to Exhibit 3.18 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.6	Deed of Establishment of PT. Vantage Drilling Company Indonesia and corresponding Ministry of Law and Human Rights approval letter.*

Exhibit T3B.6	Articles of Association of PT. Vantage Drilling Company Indonesia (Incorporated by reference to Exhibit 3.45 of Amendment No. 1 to the registration statement filed with the SEC on February 27, 2013).*

Exhibit T3A.7	Certificate of Incorporation of Sapphire Driller Company (Incorporated by reference to Exhibit 3.13 of the registration statement on Form S-4 (File No. 333-170841).*

Exhibit T3B.7	Memorandum and Articles of Association of Sapphire Driller Company (Incorporated by reference to Exhibit 3.14 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.8	Certificate of Incorporation of Vantage Deepwater Company (Incorporated by reference to Exhibit 3.41 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3B.8	Memorandum and Articles of Association of Vantage Deepwater Company (Incorporated by reference to Exhibit 3.42 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3A.9	Certificate of Incorporation of Vantage Deepwater Drilling, Inc. (Incorporated by reference to Exhibit 3.39 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3B.9	Bylaws of Vantage Deepwater Drilling, Inc. (Incorporated by reference to Exhibit 3.40 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3A.10	Certificate of Formation of Vantage Delaware Holdings, LLC (Incorporated by reference to Exhibit 3.43 of the registrations statement on Form S-4 (File No. 333-185117) filed with the SEC on November 21, 2012).*

Exhibit T3B.10	Limited Liability Company Agreement of Vantage Delaware Holdings, LLC (Incorporated by reference to Exhibit 3.44 of the registrations statement on Form S-4 (File No. 333-185117) filed with the SEC on November 21, 2012).*

Exhibit T3A.11	Certificate of Incorporation of Vantage Driller I Co (Incorporated by reference to Exhibit 3.5 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.11	Amended and Restated Memorandum and Articles of Association of Vantage Driller I Co (Incorporated by reference to Exhibit 3.6 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.12	Certificate of Incorporation of Vantage Driller II Co (Incorporated by reference to Exhibit 3.7 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.12	Amended and Restated Memorandum and Articles of Association of Vantage Driller II Co (Incorporated by reference to Exhibit 3.8 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.13	Certificate of Incorporation of Vantage Driller III Co (Incorporated by reference to Exhibit 3.9 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.13	Second Amended and Restated Memorandum and Articles of Association of Vantage Driller III Co (Incorporated by reference to Exhibit 3.10 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.14	Certificate of Incorporation of Vantage Driller IV Co. (Incorporated by reference to Exhibit 3.9 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.14	Amended and Restated Memorandum and Articles of Association of Vantage Driller IV Co. (Incorporated by reference to Exhibit 3.10 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.15	Certificate of Incorporation of Vantage Driller VI Co. (Incorporated by referenced to Exhibit 3.46 of the registration statement on Amendment No. 1 to Form S-4 (File No. 333-188263).*

Exhibit T3B.15	Memorandum and Articles of Association of Vantage Driller VI Co. (Incorporated by referenced to Exhibit 3.47 of the registration statement on Amendment No. 1 to Form S-4 (File No. 333-188263).*

Exhibit T3A.16	Certificate of Incorporation of Vantage Driller ROCO S.R.L. —English translation from Romanian.*

Exhibit T3B.16	Articles of Association of the Limited Liability Company Vantage Driller ROCO S.R.L.*

Exhibit T3A.17	Certificate of Incorporation on Change of Name of Vantage Drilling Africa.*

Exhibit T3B.17	Amended and Restated Memorandum and Articles of Association of Vantage Drilling Africa.*

Exhibit T3A.18	Certificate of Incorporation of Vantage Drilling Labuan I Ltd. (Incorporated by reference to Exhibit 3.29 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.18	Memorandum and Articles of Association of Vantage Drilling Labuan I Ltd. (Incorporated by reference to Exhibit 3.30 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.19	Certificate of Incorporation of Vantage Drilling (Malaysia) I Sdn. Bhd. (Incorporated by reference to Exhibit 3.31 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.19	Memorandum and Articles of Association of Vantage Drilling (Malaysia) I Sdn. Bhd. (Incorporated by reference to Exhibit 3.32 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.20	Certified Registry of Vantage Drilling Netherlands B.V. as administered by the Chamber of Commerce for Amsterdam.*

Exhibit T3B.20	Articles of Association of Vantage Drilling Netherlands B.V.—English translation from Dutch (Incorporated by reference to Exhibit 3.20 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.21	Statement of Organization by Incorporator of Vantage Energy Services, Inc.**

Exhibit T3B.21	First Amended and Restated By-Laws of Vantage Energy Services, Inc.**

Exhibit T3A.22	Certificate of Incorporation of Vantage Holding Hungary Kft.—English translation from Hungarian (Incorporated by reference to Exhibit 3.19 of the registration statement on Form S-4 (File No. 333-170841).*

Exhibit T3B.22	Deed of Foundation of Vantage Holding Hungary Kft.*

Exhibit T3A.23	Certificate of Incorporation of Vantage Holdings Cyprus ODC Limited (Incorporated by reference to Exhibit 3.35 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3B.23	Memorandum and Articles of Association of Vantage Holdings Cyprus ODC Limited (Incorporated by reference to Exhibit 3.36 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3A.24	Certificate of Incorporation of Vantage Holdings Malaysia I Co. (Incorporated by reference to Exhibit 3.23 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.24	Memorandum and Articles of Association of Vantage Holdings Malaysia I Co. (Incorporated by reference to Exhibit 3.24 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.25	Certificate of Incorporation of Vantage International Management Co. (Incorporated by reference to Exhibit 3.15 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.25	Amended and Restated Memorandum and Articles of Association of Vantage International Management Co. (Incorporated by reference to Exhibit 3.16 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.26	Certificate Confirming Incorporation of Company of Vantage International Management Company Pte. Ltd.**

Exhibit T3B.26	Memorandum and Articles of Association of Vantage International Management Company Pte. Ltd.**

Exhibit T3C.1	Form of Indenture of Offshore Group Investment Limited, the guarantors named therein and the trustee and collateral agent for the 10% Senior Secured Second Lien Notes due 2020.**

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Joint Prepackaged Chapter 11 Plan of Offshore Group Investment Limited and its Affiliated Debtors, dated December 2, 2015.*

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).**

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.**

*	Previously filed and/or incorporated by reference to the Form T-3.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Offshore Group Investment Limited, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		OFFSHORE GROUP INVESTMENT LIMITED

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Dragonquest Holdings Company, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		DRAGONQUEST HOLDINGS COMPANY

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Emerald Driller Company, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		EMERALD DRILLER COMPANY

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, P2020 Rig Co., a Cayman Islands exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		P2020 RIG CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, P2021 Rig Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		P2021 RIG CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, PT. Vantage Drilling Company Indonesia, a limited liability company organized under the laws of Indonesia, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Singapore and the Republic of Singapore, on January 29, 2016.

(SEAL)		PT. VANTAGE DRILLING COMPANY INDONESIA

Attest:	/s/ Amanda Chen	By:	/s/ Guy Dawson-Smith
Name:	Amanda Chen	Name:	Guy Dawson-Smith
		Title:	President Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Sapphire Drilling Company, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		SAPPHIRE DRILLING COMPANY

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Deepwater Company, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DEEPWATER COMPANY

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Deepwater Drilling, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DEEPWATER DRILLING, INC.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Delaware Holdings, LLC, a limited liability company organized under the laws of the State of Delaware, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DELAWARE HOLDINGS, LLC

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller I Co, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DRILLER I CO

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller II Co, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DRILLER II CO

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller III Co, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DRILLER III CO

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller IV Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DRILLER IV CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller VI Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DRILLER VI CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller ROCO S.R.L., a limited liability company organized under the laws of Romania, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Singapore and the Republic of Singapore, on January 29, 2016.

(SEAL)		VANTAGE DRILLER ROCO S.R.L.

Attest:	/s/ Amanda Chen	By:	/s/ Ronald J. Nelson
Name:	Amanda Chen	Name:	Ronald J. Nelson
		Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller ROCO – Luxembourg Branch, a branch of Vantage Driller ROCO S.R.L., a limited liability company organized under the laws of Romania, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Luxembourg and the Grand Duchy of Luxembourg, on January 29, 2016.

(SEAL)		VANTAGE DRILLER ROCO – LUXEMBOURG BRANCH

Attest:	/s/ Silvia Carreira Gentil	By:	/s/ Rui M. Gomes
Name:	Silvia Carreira Gentil	Name:	Rui M. Gomes
		Title:	Branch Manager

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling Africa, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DRILLING AFRICA

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling Labuan I LTD., a Labuan company duly incorporated under the Labuan Companies Act of 1990 and validly existing under the laws applicable to the Federal Territory of Labuan, Malaysia, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DRILLING LABUAN I LTD.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling (Malaysia) I Sdn. Bhd., a limited liability company organized under the laws of Malaysia, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DRILLING (MALAYSIA) I SDN. BHD.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling Netherlands B.V., a limited liability company organized under the laws of the Netherlands, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE DRILLING NETHERLANDS B.V.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Energy Services, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE ENERGY SERVICES, INC.

Attest:	/s/ Shannon Phillips	By:	/s/ Paul A. Bragg
Name:	Shannon Phillips	Name:	Paul A. Bragg
		Title:	Chief Executive Officer, President

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Holding Hungary Kft., a limited liability company organized under the laws of Hungary, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE HOLDING HUNGARY KFT.

Attest:	/s/ Mira Haykal	By:	/s/ Linda J. Ibrahim
Name:	Mira Haykal	Name:	Linda J. Ibrahim
		Title:	Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Holdings Cyprus ODC Limited, a limited liability company organized under the laws of Cyprus, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Singapore and Republic of Singapore, on January 29, 2016.

(SEAL)		VANTAGE HOLDINGS CYPRUS ODC LIMITED

Attest:	/s/ Mira Haykal	By:	/s/ Ronald J. Nelson
Name:	Mira Haykal	Name:	Ronald J. Nelson
		Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Holdings Malaysia I Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE HOLDINGS MALAYSIA I CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage International Management Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on January 29, 2016.

(SEAL)		VANTAGE INTERNATIONAL MANAGEMENT CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
Name:	Mira Haykal	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage International Management Company Pte. Ltd., a corporation organized under the laws of Singapore, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Singapore and Republic of Singapore, on January 29, 2016.

(SEAL)		VANTAGE INTERNATIONAL MANAGEMENT COMPANY PTE. LTD.

Attest:	/s/ Amanda Chen	By:	/s/ Ronald J. Nelson
	Name: Amanda Chen		Name: Ronald J. Nelson
Title: Director